

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Wendy Cassity, Esq.
Vice President, General Counsel and Secretary
Thompson Creek Metals Company Inc.
26 West Dry Creek Circle, Suite 810
Littleton, Colorado 80120

Re: Thompson Creek Metals Company Inc.
Registration Statement on Form S-3
Filed March 14, 2014
File No. 333-194548
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-33783

Dear Ms. Cassity:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed March 14, 2014

1. It appears that certain information required by Form S-3 is incorporated by reference to the Form 10-K for the fiscal year ended December 31, 2013, which incorporates by reference to the definitive proxy statement for the 2014 annual meeting of stockholders.

As of the date of this letter, the definitive proxy statement has not been filed. Please note that in order to have a complete Securities Act Section 10(a) prospectus, the company must file the definitive proxy statement before the Form S-3 is declared effective. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 63

2. With a view to clarifying disclosure, please advise us of the assumptions underlying statements made during your February 21, 2014 earnings call and in your disclosure that you have sufficient cash to fund your operations. Please note that liquidity should be addressed on both a short-term (12 months) and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K. In this regard, we note the reference on page 63 to liquidity depending on the company "achieving sustainable future operating performance and operating cash flow at all of [the company's] operations." It is unclear if future operating performance relates to mines that have been or may be placed on care and maintenance, other impairment triggering events, or otherwise. We also note the statement that your liquidity may be materially adversely affected in the event that the time frame required to reach the mill design throughput and recovery rates at Mt. Milligan Mine "is longer than currently anticipated, or additional capital is required to enable Mt. Milligan to reach such design rates." It appears your MD&A disclosure should clarify the time frame, recovery rates and approximate additional capital requirements so that readers may better understand the events and uncertainties underlying a possible material effect on your liquidity. In this regard, we note the statement made during your February 21, 2014 earnings call that "the realistic target for us is to reach about 75% to 85% of design by the end of 2014." Please provide draft disclosure in your response.

3. It appears that where you describe your notes and loans you no longer include a description of terms such as restrictive covenants and events of default. With a view to clarifying disclosure, please advise us of (1) any financial ratios or other terms of your indebtedness that may prevent you from accessing the various financings, and (2) why you removed such disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

                        Sincerely,

                        /s/ James Lopez (for)

                        John Reynolds
                        Assistant Director

cc: Jason Day, Esq.
       Perkins Coie LLP